December 28, 2016
Via EDGAR
Sumeera Younis
Counsel
Division of Investment Management
Securities and Exchange Commission
100 F Street, NE
Washington D.C. 20549
Re:    Principal Funds, Inc. (the “Registrant”)
File Numbers 033-59474, 811-07572
Post-Effective Amendment No. 186 to the Registrant’s Registration Statement on Form N-1A (the “Amendment”)
Dear Ms. Younis,
On behalf of the Registrant, this letter responds to the comments of the Staff of the Securities and Exchange Commission (“Commission”) with respect to the Amendment, which you communicated to me and Greg Reymann by telephone on December 7, 2016 and in a follow up conversation with me on December 16, 2016. The Registrant filed the Amendment with the Commission on October 13, 2016, pursuant to Rule 485(a) under the Securities Act of 1933 (the “1933 Act”). The Registrant will make changes in response to Staff comments as described below in a post-effective amendment that will be filed with the Commission pursuant to Rule 485(b) under the 1933 Act (Amendment No.190).
Comments to the Prospectus
Comments that Apply to Multiple Funds
Comment 1. Please confirm that the Registrant will update all outdated information in a subsequent filing, particularly with respect to fee waivers and expense reimbursement termination dates, market capitalization ranges, and bond ratings.
Response: Confirmed.
Comment 2. For each Fund with a fee waiver and/or expense reimbursement, the footnote to the Annual Fund Operating Expenses table states that the parties to the relevant agreement may “mutually agree to terminate” the expense limits prior to the end of the period. Please disclose the circumstances in which such expense limits may be terminated.
Response: The Registrant respectfully declines to revise the disclosure because the language in the footnote corresponds to the termination language of the Fee Waiver Agreement, which does not provide other methods or circumstances for termination. Therefore, the current disclosure is responsive to the requirements of Instruction 3(e) to Form N-1A, Item 3, which states that the Registrant should “briefly describe who can terminate the arrangement and under what circumstances.”

Comment 3. For each Fund with an expense reimbursement, the footnote to the Annual Fund Operating Expenses table states that expense waivers or limitations are “expected to continue through” a certain period, but that the parties can mutually agree to terminate the expense limits prior to the end of the period. Please confirm that any such agreements will be in place for no less than one year from the effective date of the registration statement. The Staff notes that if a waiver can be terminated prior to the end of the one-year period, it should not be reflected in the fee table.
Response: The Registrant confirms that such agreements will be in place for no less than one year from the effective date of the registration statement. Registrant respectfully submits that its disclosure is consistent with the language used in Instruction 3(e) to Form N-1A, Item 3, which states the Registrant should disclose the period the waiver “is expected to continue, including the expected termination date.”
Comment 4. If the Advisor (Principal Management Corporation) has the opportunity to recoup expenses that it previously waived or reimbursed, please add corresponding disclosure in a footnote to each applicable Fund’s Annual Fund Operating Expenses table.
Response: There is no reimbursement or ability to recoup expenses beyond the fiscal year end.
Comment 5. In the paragraph preceding the Example tables, state that the example calculations include the fee waiver or expense reimbursement where applicable.
Response: The Registrant will make the requested revisions.
Comment 6. Please update the market capitalization ranges in each applicable Fund’s principal investment strategies. For each Fund, confirm that the Registrant uses the range provided by the respective index, or alternatively explain the methodology used.
Response: The Registrant will update the market capitalization ranges for each applicable Fund. The Registrant confirms that the market capitalization ranges are determined using constituent data provided by the respective index providers.
Comment 7. Please disclose the method used for determining if a country is an “emerging market country” in the principal investment strategies for each applicable Fund. Please note that the Registrant should disclose if a fund invests over 25% of its assets in sovereign debt of a foreign country.
Response: The Registrant respectfully submits that it defines “emerging market securities” and “emerging market countries” in detail in the Additional Information about Investment Strategies and Risks - Emerging Markets section. Therefore, the Registrant declines to repeat this disclosure in the summary section. See Note 4 to 1933 Act Rule 421(b)(4) (stating, “you should avoid …Disclosure repeated in different sections of the document that increases the size of the document but does not enhance the quality of the information.”). Form N-1A intends for Item 4 strategy and risk disclosure (summary section) to summarize the Item 9 strategy and risk disclosure (the Registrant includes Item 9 disclosure in the Additional Information about Investment Strategies and Risks section). See N-1A Item 4(a) and 4(b)(1)(i).
None of the Registrant’s Funds currently invests over 25% of its net assets in sovereign debt of one foreign country.
Comment 8. For each Fund that has a principal investment strategy to invest in fixed income securities, please disclose the average portfolio duration, maturity range, and quality requirements of such Fund’s debt portfolio.
Response: To the extent not already disclosed, the Registrant will revise each applicable Fund’s strategies to include the requested information or to state that the Fund is not managed to a particular maturity, duration, or quality (as applicable). However, the Registrant respectfully declines to revise the strategies for the Bond Market Index Fund, which uses a passive investment strategy, or for the Real Estate Allocation Fund, which is a fund-of-funds, as such data would not be meaningful.

Comment 9. Please supplementally inform the SEC of the amount each Fund currently invests in contingent convertible securities (“CoCos”). Please consider whether additional strategy or risk disclosure is appropriate, in light of the extent to which each such Fund invests in CoCos and the types of CoCos in which it invests.
Response: The Registrant has reviewed its disclosure and will make applicable corresponding revisions. Below is the percentage of CoCo investments for each Fund that invested in CoCos as of December 8, 2016. Note that the Multi-Manager Equity Long/Short Fund lists CoCos as a "non-principal" risk/strategy in the Additional Information about Investment Strategies and Risks table, but it did not have any CoCo investments as of that date.

Fund	Percentage of Net Assets
Capital Securities Fund	17.92%
Dynamic High Yield Explorer Fund	1.43%
Global Multi-Strategy Fund	0.16%
Preferred Securities Fund	9.51%

Comment 10. Please revise the disclosure where applicable to state that junk bonds are considered speculative.
Response: The Registrant respectfully submits that the High Yield Securities Risk in each applicable Fund Summary states that such securities “should be considered speculative.”
Comment 11. For each index Fund, please disclose in the Fund’s principal investment strategies the weighting methodology for the index, the rebalancing process and frequency, and the type of strategy (sampling, optimization, or replication) that the Fund employs.
Response: To the extent not already disclosed, the Registrant will make the requested revisions.
Comment 12. In the Index Fund Risk, please consider rephrasing the clause “more likely than not.”
Response: The Registrant will make the requested revisions.
Comment 13. In the Portfolio Turnover Risk for each Fund, remove the first sentence of the risk, as it does not describe the risk.
Response: The Registrant will make the requested revisions.
Comment 14. In each Fund summary, please consider disclosing the month that each portfolio manager began providing investment management services to the Fund.

Response: The Registrant respectfully declines to revise the disclosure. Item 5(b) of Form N-1A requires disclosure of each portfolio manager’s name, title and length of service, which can be reasonably interpreted to mean the year that the manager started providing services to the Fund. The Registrant respectfully submits that its disclosure is consistent with the industry, as many other fund company filings include only the year.

Comment 15. Confirm that none of the Funds currently has more than 15% of its assets invested in below investment-grade corporate (non-government) MBS or ABS.
Response: Confirmed.

Comment 16. For each Fund that has a principal investment strategy to invest in floating rate bank loans, please disclose that it may take longer than 7 days for transactions to settle. Please also address how the Fund intends to meet short-term liquidity needs, and note that investments in bank loans may not be securities and may therefore not have the protections afforded by federal securities laws.
Response: The Registrant will revise the Redemption of Fund Shares section to disclose how each Fund intends to meet short-term liquidity needs. The Registrant respectfully submits that the other requested disclosures regarding bank loans are currently addressed in the Registrant’s prospectus and SAI. For example, the Bank Loans Risk in each Fund summary addresses liquidity issues; the prospectus Additional Information about Investment Strategies - Liquidity Risk and Bank Loans sections provide further information, including a statement that bank loan interests may not be considered securities having anti-fraud protections of federal securities laws; and the Statement of Additional Information - Description of the Fund’s Investments and Risks section provides even further detailed information regarding bank loans and liquidity. The Registrant declines to repeat this disclosure in the summary section. See Note 4 to 1933 Act Rule 421(b)(4) (stating, “you should avoid …Disclosure repeated in different sections of the document that increases the size of the document but does not enhance the quality of the information.”). Form N-1A intends for Item 4 strategy and risk disclosure (summary section) to summarize the Item 9 strategy and risk disclosure (the Registrant includes Item 9 disclosure in the Additional Information about Investment Strategies and Risks section). See N-1A Item 4(a) and 4(b)(1)(i).
Comment 17. The Principal Investment Strategies for certain Funds state that the Fund invests in foreign securities of a specified number of countries and 30% of its assets in foreign securities. Please explain why the Registrant believes the foregoing thresholds are sufficient to show that each such Fund’s investments are tied economically to a number of countries throughout the world in light of the Staff’s positions on this subject that 40% should be the applicable threshold. (See IC-24828, January 17, 2001, footnote 42).
Response: The Registrant will revise each applicable Fund’s Principal Investment Strategies to align with the language used in the applicable releases and to highlight that the “global” component of the Fund includes investments tied economically to both U.S. and non-U.S. investments. However, the Registrant respectfully submits that its disclosed thresholds are consistent with the Staff’s guidance. The Rule 35d-1 adopting release states that although a fund using “global” in its name is not subject to Rule 35d-1, the Staff “would expect, however, that investment companies using these terms [international and global] in their names will invest their assets in investments that are tied economically to a number of countries throughout the world.” (IC-24828, January 17, 2001, footnote 42). The ICI Memorandum presents the 40% threshold as “an example” of “one effective way” to show investments in a number of countries throughout the world, but the Staff “do[es] not believe, however, that this approach is compulsory.” ICI Memorandum dated June 4, 2012. See also Rule 35d-1 Proposing Release in Investment Company Act Release No. 22530 (Feb. 27, 1997) (“For example, while an investment company with a name that includes the words ‘international’ or ‘global’ generally suggests that the company invests in more than one country, these terms may describe a number of investment companies that have significantly different investment portfolios. Among other things, the number of countries in which an ‘international’ or ‘global’ investment company may invest at any one time may appropriately differ from company to company.”) (Footnote omitted).
The Registrant’s thresholds for these Funds are also consistent with industry usage, as “global” funds similar to the Registrant’s Funds use a variety of definitions and thresholds. Such funds included the following thresholds: 35% of assets in investment economically tied to countries other than the U.S., with investments tied to a minimum number of countries (3 or 4); investment “mainly in equity securities of issuers in the U.S. and foreign countries,” with a minimum of four countries (including the US) under normal conditions; 75% of assets in global equity securities (including U.S.); 80% in securities of issuers located in developed market countries; and “domestic and U.S. issuers,” with no minimum asset percentage or number of countries.

Comment 18. With respect to each respective Cayman Subsidiary (each, a “Subsidiary”) of the Diversified Real Asset Fund and the Global Multi-Strategy Fund (each, a “Fund”):

a.	Please disclose that the Fund complies with the provisions of the 1940 Act governing investment policies (Section 8) and capital structure (Section 18) on an aggregate basis with the Subsidiary.

b.
Please disclose that the Subsidiary’s investment adviser complies with the provisions of the 1940 Act relating to investment advisory contracts (Section 15) as an investment adviser to a fund under Section 2(a)(20) of the 1940 Act.

c.	Please disclose that the Subsidiary complies with the provisions of the 1940 Act relating to affiliated transactions and custody (Section 17).

d.
If the Fund has not received a Private Letter Ruling from the Internal Revenue Service (“IRS”) with respect to whether income generated from the Fund’s investment in the Subsidiary will be “qualifying income” for regulated investment company (“RIC”) qualification purposes, to the extent that distributions are made to the Fund by the Subsidiary, please disclose, and file as an exhibit, the basis on which the Fund has made such a determination (such as an opinion of counsel).

e.	Disclose any of the Subsidiary’s principal investment strategies or principal risks that constitute principal investment strategies or risks of the Fund.

f.	Please confirm that the Subsidiary’s financial statements will be consolidated with those of the Fund.

g.	Confirm that any associated management fee and the Subsidiary’s expenses will be included in the Fund’s fee table.

h.	Confirm that the Subsidiary and its board of directors will agree to service of process in the U.S.

i.	Confirm that the Subsidiary and its board of directors will agree to inspection of the Subsidiary’s books and records by the Staff.
Response: Please see responses below:
Certain Sections of the 1940 Act - Response to Comment 18(a), (b), and (c).
The Fund will typically aggregate its direct investments with its Subsidiary’s investments when testing for compliance with the Fund’s fundamental and non-fundamental investment restrictions. Further, the Subsidiary complies with Section 18 on a non-aggregated basis. In addition, the Subsidiary uses the same practices as the Fund with regard to pricing and valuation, and the consolidated financial statements of each Fund and Subsidiary are audited by the Fund’s independent registered public accounting firm.
As disclosed in the Registration Statement, the Subsidiary has management and subadvisory agreements separate from the Fund’s agreements. Since the Subsidiary is not an investment company, its management and subadvisory agreements are not required to satisfy the 1940 Act. Therefore, the Fund Board did not formally approve the Subsidiary’s investment agreements nor does it formally approve continuance of such agreements. The Registrant notes, however, that: (1) the Subsidiary only hires sub-advisors that are also sub-advisors of the Fund; (2) the Fund’s investors are not charged any additional management or subadvisory fees under the Subsidiary’s investment advisory contracts; and (3) the investment performance of the Subsidiary is aggregated with the Fund’s performance when reviewed by the Board for the purpose of approving the continuance of the management agreement and sub-advisory agreements with the Fund in compliance with Section 15(c) of the 1940 Act.
Notwithstanding the foregoing, we note that, as disclosed in the SAI, the Subsidiary is not a registered investment company under the 1940 Act, and therefore is not required to comply with the requirements of the 1940 Act applicable to registered investment companies.
Qualifying Income - Response to Comment 18(d)
As disclosed in the Registration Statement, similar to other funds in the industry, the Fund relies on the reasoning set forth in certain IRS Private Letter Rulings in using its Subsidiary to gain exposure to the commodity markets within the limitations of the federal tax law requirements. As disclosed, the Fund has not received a private letter ruling. Given the various disclosures in the

Fund’s summary prospectus, Additional Information about Investment Strategies and Risks, and the SAI, including detailed explanation of the applicable risks, the Registrant respectfully declines to provide any further disclosure or file an exhibit to the Funds’ registration statement in response to this comment.
Aggregated Strategies - Response to Comment 18(e)
The Fund confirms that, to the extent any principal investment strategies and principal risks of the Subsidiary are deemed principal investment strategies and principal risks of the Fund on an aggregate basis, such principal investment strategies and principal risks are disclosed as such in the Fund’s prospectus.
Financial Statements - Response to Comment 18(f)
The Subsidiary will consolidate its financial statements with those of its parent Fund.
Management Fee and Expenses - Response to Comment 18(g)
The Fund’s investors are not charged any additional management or subadvisory fees under the Subsidiary’s investment advisory contracts. Therefore, no additional management fees are reflected in the Fund’s expense table with respect to the Subsidiary.
The Subsidiary’s expenses have been, and are expected to be, minimal. To the extent the Subsidiary has any expenses, they will be included in the Fund’s expense table.
Consent to Service of Process - Response to Comment 18(h)
The Registrant confirms that the Subsidiary and its board of directors will agree to service of process in the U.S.
Inspection of Books and Records - Response to Comment 18(i)
The Registrant agrees that, upon proper request, the Subsidiary’s books and records will be made available to the Staff for inspection.
Blue Chip Fund
Comment 19. Please explain why the expense ratio for Class R-6 shares is so high.
Response: As a new share class for this Fund, the relatively higher fixed costs (mainly registration) for Class R-6 shares contribute to relatively higher "other expenses," which, coupled with a small asset base, result in a relatively higher expense ratio.
Comment 20. For the Blue Chip Fund, please define the term “Blue Chip.”
Response: The Registrant will make the requested change.
Comment 21. Please explain whether the Blue Chip Fund’s principal investment strategy to invest in growth equity securities consistent with the Fund’s name.
Response: The Registrant will clarify its disclosure related to the Fund’s investment in growth securities. However, the Registrant respectfully submits that the Fund’s investment in growth equity securities is consistent with its name and objective, and the Fund is classified as a large growth fund. The Registrant further notes that its usage is consistent with others in the industry, as several mutual funds have names that contain both “Blue Chip” and “Growth,” and there are “Growth” funds that include investment in blue chip companies as their primary investment strategies.
Comment 22. Please consider separating the sentence about growth securities into two sentences for clarity.
Response: The Registrant will revise this sentence in response to Comment 21 to clarify.

Comment 23. Please explain the methodology for calculating performance prior to the inception date of certain share classes (synthetic performance), including an explanation of how this methodology is consistent with Form N-1A requirements, and whether this methodology is consistent among Funds that disclose synthetic performance.
Response: For each applicable Fund, as described in the paragraph preceding the bar chart and Average Annual Total Returns (“AATR”) table, the historical returns of the class of the Fund with the longest period of annual returns, as adjusted for the fees and expenses of the newer class(es), are used for periods before the inception of the newer class(es). Where this adjustment for fees and expenses results in performance for the newer class(es) that is higher than the historical performance of the older class, the historical performance of older class is used for the newer class(es) (without respect to sales charges, if not applicable to the newer class). These adjustments result in performance for the newer class(es) for such periods that is no higher than the actual historical performance of the older class.
The Registrant’s presentation of historical performance is consistent with the approach described in the no-action letter granted to Quest for Value Dual Purpose Fund, Inc. (publicly available February 28, 1997). In Quest for Value, the Staff allowed a registrant to show the performance history of an older class as if it were the performance history of a new class, restated to reflect differences in certain fees and expenses between the classes. The Staff stated: “While this position of the Staff is being expressed in the context of the Fund’s conversion from a closed-end fund to an open-end fund, the Staff would take a similar view with respect to any restatement of a fund’s standardized total return to reflect a higher level of internal fund expenses than were actually paid by the fund, subject to these representations.”
The Registrant confirms that the performance information included in the Amendment is consistent across the Funds in the Registration Statement.
Bond Market Index Fund
Comment 24. Please disclose that the Bond Market Index Fund uses passive management. The Staff notes that if the Fund is actively managed, the Fund’s name would be misleading.
Response: The Registrant will make the requested revision to state that the Bond Market Index Fund uses a passive management approach.
Comment 25. Please explain the Fund’s high annualized portfolio turnover rate, particularly since this is an index fund.
Response: The Fund’s portfolio turnover rate of 319.5% in 2015 was due to large redemptions, which resulted in the Fund selling securities to meet redemption requests. The Fund’s portfolio turnover rate in 2016 decreased to 151.8%.
Comment 26. Please explain why the Bond Market Index Fund actively trades securities.
Response: The Fund considers any Fund with a portfolio turnover rate of more than 100% to be actively traded. As noted in the above response, the Fund’s turnover rate exceeded 100% due to redemption requests that resulted in the Fund selling securities.
Capital Securities Fund
Comment 27. Please explain why the 80% test for the Capital Securities Fund (80% in “preferred securities”) is not misleading. The Staff notes that “capital securities” and “preferred securities” are similar but not the same.
Response: The Registrant will revise the disclosure to tie the 80% test to “capital securities.”

Credit Opportunities Explorer Fund
Comment 28. Please confirm supplementally that the Fund was liquidated, and remove all references to the Fund in the prospectus and SAI.
Response: Confirmed. The Registrant will make the requested revisions.
Diversified Real Asset Fund
Comment 29. Please confirm that income expenses and deferred income expenses related to investments in MLPs are reflected in fee table.
Response: The Fund currently does not have expenses related to investments in MLPs. However, if investments in MLPs generate expenses, the Registrant confirms that such expenses would be reflected in the fee table.
Comment 30. Please consider clarifying the definition of “real assets,” and confirm that the non-tangible investments listed are appropriately considered real assets. If the Registrant’s definition is based on industry definitions, please supplementally provide the source.
Response: As disclosed in the prospectus, the Fund seeks to achieve its investment objective by investing primarily in assets that are expected to perform well in periods of high inflation. The rate of return after adjusting for inflation is known as “real return,” and assets that provide real return are known as “real assets.” As disclosed in the prospectus, such real assets include both tangible assets and other investments, such as inflation-indexed bonds, securities of real estate companies, commodity-linked derivatives and commodity index-linked notes, U.S. treasury and agency notes and bonds, foreign currency, securities of natural resource companies, master limited partnerships (MLPs), publicly-listed infrastructure companies, floating rate debt, securities of U.S. and non-U.S. agriculture companies, and securities of U.S. and non-U.S. timber companies. The Registrant respectfully submits that several other “real asset” funds similarly include such asset classes in their 80% tests.

Comment 31. Please disclose that if the Fund retains an investment in an MLP until the basis is reduced to zero, subsequent distributions will be taxable to the Fund at ordinary income rates.
Response: The Registrant will make the requested revision in the Additional Information about Investment Strategies and Risks - Master Limited Partnership section.
Comment 32. Please consider moving the discussion regarding derivative instruments to a separate paragraph for clarity.
Response: The Registrant will make the requested revision.
Comment 33. Please clarify whether global agriculture companies and global timber companies are considered foreign securities.
Response: The Registrant will revise the disclosure to change “global” to “U.S. and non-U.S.”
Comment 34. Please explain the basis for determining which emerging market currencies are the 20 most liquid.
Response: The Sub-Advisor for the Fund’s currency sleeve makes these determinations based primarily on market data, including trading volume.
Comment 35. Please explain how investing in currencies of countries where “inflation remains low and stable” is consistent with investing in emerging market currencies.
Response: The Registrant respectfully submits that many emerging market countries have low and stable inflation rates, as well as positive fundamentals.

Comment 36. If investing in small and medium market capitalization companies is a principal investment strategy of Fund, please disclose in the Principal Investment Strategies.
Response: The Registrant will make the requested revision.
Comment 37. Please confirm that the Life of Fund figures in the Average Annual Total Returns Table are accurate.
Response: Confirmed.
Dynamic High Yield Explorer Fund
Comment 38. Please add a broad-based index for the Fund as described in Form N-1A.

Response: The Registrant respectfully declines to revise the disclosure. Form N-1A, Item 27(b)(7), Instruction 5 defines an appropriate broad-based securities market index as “one that is administered by an organization that is not an affiliated person of the fund, its investment adviser, or principal underwriter, unless the index is widely recognized and used.” The Index meets this definition, as the index is administered by an organization that is not an affiliated person of the fund, the fund’s investment adviser or the fund’s distributor.

Moreover, each respective index provider states a broad purpose for the Fund's indexes. The Barclays U.S. High-Yield 2% Issuer Capped Bond Index is an issuer-constrained version of the U.S. Corporate High-Yield Index that covers the entire U.S. dollar denominated, non-investment grade, fixed-rate, taxable corporate bond market, and the S&P/LSTA U.S. Leveraged Loan 100 Index reflects the performance of the largest facilities in the leveraged loan market. Several other fund complexes use these indexes or similar indexes as a broad-based index or part of blended index.
Edge MidCap Fund
Comment 39. Please disclose the methodology used for selecting the value and growth securities described.
Response: The Registrant will make the requested revision.
Comment 40. In light of the Fund’s name and strategy, please provide a tailored midcap risk.
Response: The Registrant respectfully declines to revise the disclosure because it believes that the risks associated with investments in small-capitalization companies and in medium-capitalization companies are substantially similar and do not merit separate risk disclosure.
Global Multi-Strategy Fund
Comment 41. Using plain English, please revise the entire principal investment strategy section for clarity and to explain more precisely what this Fund specifically does and how it allocates its assets. In particular, please make the following revisions:

a.
Please revise the disclosure about derivatives to describe each type of derivative that constitutes a principal investment strategy and the purpose for which each such derivative instrument is used (i.e., speculative, hedging).

b.
Please delete or redraft the following sentences: “[t]he Fund may use all or some of the following strategies to varying degrees, depending on market conditions, and may add additional strategies. Principal may allocate 0% to 100% of the Fund’s assets to any of these strategies at any time.”

c.
The Emerging Market Long/Short Credit strategy paragraph states “[t]he strategy takes long and short exposure to selected emerging market issuers when factors have been identified which the Fund believes will drive substantial appreciation or depreciation of the particular exposure.” Please explain what factors are considered.

d.	Please rewrite the Emerging Market Long/Short Credit strategy paragraph in plain English.

e.	Please rewrite the Dedicated Short Bias strategy paragraph in plain English. In particular, please define “negative market sentiment.”

Response: The Registrant will make the requested revisions.
Comment 42. Please confirm supplementally that the Fund changed from a non-diversified fund to a diversified fund.
Response: Confirmed.
Comment 43. Consider tailoring the investment company risk for this fund since the Fund only invests in underlying money market funds.
Response: The Registrant respectfully declines to revise the disclosure, as it is sufficient to communicate the risks of investing in underlying money market funds.
Comment 44. Please add a broad-based index for the Fund as described in Form N-1A.

Response: The Registrant respectfully declines to revise the disclosure. Form N-1A, Item 27(b)(7), Instruction 5 defines an appropriate broad-based securities market index as “one that is administered by an organization that is not an affiliated person of the fund, its investment adviser, or principal underwriter, unless the index is widely recognized and used.” The Index meets this definition, as the index is administered by an organization that is not an affiliated person of the fund, the fund’s investment adviser or the fund’s distributor.

Moreover, the index provider states a broad purpose for the index, describing the HFRI Indices as “broadly constructed indices designed to capture the breadth of hedge fund performance trends across all strategies and regions.” Several other fund complexes use this index as the broad-based index or part of blended index.
Global Opportunities Equity Hedged Fund
Comment 45. If the Fund counts derivatives for purposes of the 80% test, please confirm that the Registrant counts such derivatives at market value and not notional value for such purposes.
Response: Confirmed.
Comment 46. Why does this Fund show Class A share performance in the bar chart and Average Annual Total Returns ("AATR") Table when Institutional is the oldest class?
Response: For all Funds that offer Class A shares, the Registrant has determined it is most appropriate to provide performance information in the bar chart and the before and after tax rows in the AATR table based on Class A shares since it is a retail class and typically has the highest fees and expenses relative to the other classes.
By calculating performance in this manner, the effect is to reflect lower performance in the bar chart because Class A shares have higher total expense ratios than older share classes on which the performance is based. The Registrant has chosen to show after-tax returns for Class A shares in the AATR table for similar reasons, since Class A shareholders generally hold shares in taxable accounts and Institutional shareholders are more likely to be in qualified accounts. For Funds that do not offer Class A shares, performance of Institutional Class or Class R-3 Shares (as applicable) is used in the bar chart.
As described in another response above, the Registrant’s presentation of historical performance is consistent with the approach described in the no-action letter granted to Quest for Value Dual Purpose Fund, Inc. (publicly available February 28, 1997).
International Equity Index Fund
Comment 47. Please disclose which countries are included in the “Far East.”
Response: The Registrant will make the requested revision.

International Small Company Fund
Comment 48. Please note there are two parts of the International Small Company Fund’s name that involve the names rule. As such, the Fund’s 80% test should include investments in “international” “small market cap” companies.
Response: The Registrant respectfully submits that the current disclosure is adequate. The Rule 35d-1 adopting release states that a fund using “international” in its name is not subject to the rule. (See SEC Staff FAQ About 35d-1, Question 10, "a fund that has a name containing both the term "global" or "international" and a term that suggests the fund focuses its investments on a particular type of investment, e.g., 'fixed income,' will be expected to comply with the 80% investment requirement with respect to the latter term.")

Comment 49. Please explain supplementally whether the Registrant takes into account that market capitalization ranges for international markets may differ from domestic markets.
Response: MSCI, which is the provider of the index that the Fund uses to define market capitalization, provides relative market cap cutoffs between small and large capitalization companies that are specific to each country, or in some cases, region.  As stated in the prospectus, the Fund's definition of small capitalization is based upon the index.

Comment 50. Is the Fund’s name misleading if it can invest 100% in only one country?
Response: The Registrant will revise the disclosure to clarify.

Comment 51. Please consider adding a tailored small capitalization risk for the Fund.
Response: The Registrant respectfully declines to revise the disclosure because it believes that the risks associated with investments in small-capitalization companies and in medium-capitalization companies are substantially similar and do not merit separate risk disclosure.
Multi-Manager Equity Long/Short Fund
Comment 52. If the Fund counts derivatives for purposes of the 80% test, please confirm that the Registrant counts such derivatives at market value and not notional value for such purposes.
Response: Confirmed. Please note that, as disclosed in the SAI, for purposes of the 80% test with respect to single name equity swaps which are “fully paid” (equity swaps in which cash and/or cash equivalents are specifically segregated on the Fund’s books for the purpose of covering the full notional value of the swap), the Registrant will count the value of such cash and/or cash equivalents.
Comment 53. If the Fund has a principal investment strategy to invest in small capitalization companies, please add appropriate disclosure.
Response: The Registrant will make the requested revision.
Comment 54. Please explain how the Fund measures whether its strategies result in “lower volatility than the global equity markets.”
Response: The Advisor compares the Fund’s annualized standard deviation with that of the MSCI ACWI Index.

Comment 55. Using plain English, please revise portions of the Fund’s principal investment strategy section for clarity and to explain more precisely what this fund specifically does and how it allocates its assets. In particular, please make the following revisions:

a.	Please consolidate the different strategy paragraphs to accommodate disclosure in a summary prospectus, and for each, use plain English to explain the strategy.

b.	With respect to the European Low Net strategy, please use plain English to describe how the sub-advisor selects these securities.
Response: The Registrant will make the requested revisions. Please note that due to a sub-advisor change, the European Low Net strategy has been deleted.
Origin Emerging Markets Fund
Comment 56. Please explain how being organized or located in a country satisfies the economically-tied requirement for names rule purposes.
Response: According to the Rule 35d-1 proposing release, Rule 35d-1 would have required funds to invest in securities of issuers that meet one of three criteria specified in the proposed rule to determine whether a company is tied economically to the country or region suggested by the fund’s name. One criterion was that the investment be in "securities of issuers that are organized under the laws of the country or of a country within the geographic region suggested by the company's name or that maintain their principal place of business in that country or region." The final rule was modified to provide funds flexibility to invest in additional types of investments not addressed by the three proposed criteria, but that expose the company's assets to the economic fortunes and risks of the country or geographic region indicated by its name. The final rule did not remove or invalidate any of the three proposed criteria; rather, it gave funds the flexibility to meet its requirements in additional ways, indicating that the securities of a company organized under the laws of a country or located in a country suggested by a fund's name remain appropriate to include in such fund's 80% policy.
However, consistent with the Rule 35d-1 Adopting Release, and in light of the Staff’s comment, the Registrant will revise the definitions of “emerging market securities” and “foreign securities” to state that the Fund will also consider a security to be tied economically to an emerging market country/foreign country if the issuer derives a majority of its revenue from emerging market countries/countries outside the U.S. (as applicable).
Preferred Securities Fund
Comment 57. The Fund invests up to 25% of its assets in below investment grade preferred securities and bonds. How does the fund comply with the 80% test if up to 25% can be in high yield?
Response: As described in the prospectus, the 80% test relates to preferred securities; the referenced sentence states the Fund invests up to 25% of its assets in below investment grade preferred securities and bonds” (emphasis added). Since below investment grade preferred securities would be included in the 80% test, the Fund could invest in below investment grade preferred securities as described and still meet the 80% test.
Comment 58. Please confirm that the Fund’s investments are limited to 15% in illiquid securities.
Response: Confirmed.
Comment 59. Please disclose if investing in futures is a principal investment strategy of the Fund.
Response: Investing in futures and other derivatives is not a principal investment strategy of the Fund and references to such investments will be deleted.
Real Estate Allocation Fund
Comment 60. Delete the footnote to the Example, which is neither permitted nor required by Form N-1A.
Response: The Registrant will make the requested revision.

Comment 61. Please confirm that the Real Estate Allocation Fund looks through the investments of its underlying funds for purposes of the 80% test.
Response: As stated in the Fund’s Principal Investment Strategies, the Real Estate Allocation Fund invests 80% of its net assets in mutual funds that invest in the real estate industry, specifically the Principal Funds, Inc. Global Real Estate Securities Fund and Real Estate Debt Income Fund. The Fund satisfies its own 80% test by virtue of each underlying funds’ stated investment strategy of investing 80% of its assets in certain securities related to the real estate industry.
Comment 62. Please add disclosure stating the fund considers investments of underlying funds when determining compliance with its own names rule policy.
Response: The Registrant will make the requested revision to the Statement of Additional Information - Description of the Funds' Investments and Risks - Fund Policies section.
Comment 63. Please confirm that the Fund complies with Section 12(d) of the ICA.
Response: Confirmed.
Comment 64. If the Fund invests more than 25% in an affiliated fund, disclose that fund’s name, explain its main strategies, and disclose its associated principal risks.
Response: The Registrant respectfully submits that the current disclosure addresses each of these requests. The Fund’s Principal Investment Strategies state the Fund will invest 25% to 75% in each of two underlying funds named in the prospectus; both underlying funds’ primary strategies are reflected (“The underlying funds invest in equity and debt real estate securities of U.S. and non-U.S. issuers and are both concentrated in the real estate industry”); and the Fund’s Principal Risks include the “Principal Risks due to the Fund’s Investments in Underlying Funds.”
Comment 65. Please add a broad-based index for the Fund as described in Form N-1A.

Response: The Registrant respectfully declines to revise the disclosure. Form N-1A, Item 27(b)(7), Instruction 5 defines an appropriate broad-based securities market index as “one that is administered by an organization that is not an affiliated person of the fund, its investment adviser, or principal underwriter, unless the index is widely recognized and used.” The Index meets this definition, as the index is administered by an organization that is not an affiliated person of the fund, the fund’s investment adviser or the fund’s distributor.

Moreover, the index provider states a broad purpose for the FTSE EPRA/NAREIT Developed Index, noting the index is part of a broad index series that “is designed to represent general trends in eligible real estate equities worldwide.” In particular, this index tracks “the performance of listed real estate companies and REITS worldwide.” Numerous other fund complexes use the FTSE EPRA/NAREIT Developed Index as the broad-based index or part of blended index, and several other fund complexes use the Bloomberg Barclays CMBS ERISA Eligible index as the broad-based index or part of blended index.
Real Estate Debt Income Fund
Comment 66. Please confirm the Fund invests in below investment grade CMBS. If so, what percentage of assets is so invested?
Response: Confirmed. As of August 31, 2016, the Fund had 11.87% invested in below-investment grade CMBS.
Comment 67. Please add a broad-based index for the Fund as described in Form N-1A.
Response: The Registrant respectfully declines to revise the disclosure. Form N-1A, Item 27(b)(7), Instruction 5 defines an appropriate broad-based securities market index as “one that is administered by an organization that is not an affiliated person of the fund, its investment adviser, or principal underwriter, unless the index is widely recognized and used.” The Index meets this definition, as the index is administered by an organization that is not an affiliated person of the fund, the fund’s investment adviser or the fund’s distributor.

Moreover, several other fund complexes use the index as the broad-based index or part of blended index.
Comments to Management of the Fund Section
Comment 68. Where there are multiple portfolio managers for a fund, please disclose that the listed portfolio managers are primarily and jointly responsible for the management of the Fund’s portfolio.

Response: The Registrant respectfully declines to make the requested change because the Registrant believes the language included under “Management of the Funds” for funds with more than one portfolio manager is already responsive to the third sentence of Form N-1A Item 10(a)(2).
Comments Related to Appendix C
Comment 69. For all related performance data, confirm the sub-advisors have records to support the performance data pursuant to Rule 204-2(a)(16) under the Investment Advisers Act of 1940.
Response: The Registrant has obtained confirmation from each sub-advisor for whom related performance is shown that the sub-advisor has the records necessary to support the performance calculations shown.
Please call me at 515-235-1209 or Jennifer Block at 515-235-9154 if you have any questions.
Sincerely,
/s/ Britney L. Schnathorst
Britney L. Schnathorst
Assistant Counsel, Registrant